GRUPO AEROPORTUARIO DEL SURESTE S.A.B. DE C.V.

March 17, 2010

VIA EDGAR TRANSMISSION

Ms. Lyn Shenk Division of Corporation Finance Securities and Exchange Commission CF/AD5 100 F Street NE Washington, D.C. 20549-3561

Dear Ms. Shenk:

By letter dated January 15, 2010, the staff of the Securities and Exchange Commission (the “Staff”) provided certain additional comments to the annual report on Form 20-F filed on June 10, 2009 (the “20-F”)   by the Southeast Airport Group (Grupo Aeroportuario del Sureste, S.A.B. de C.V. or the “Company”) and to the Company’s response dated December 11, 2010 (the “Response”) to the Staff’s letter dated November 16, 2009.  The Company is submitting via EDGAR responses to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.  Amounts discussed in this letter are expressed in thousands of Mexican pesos, unless otherwise indicated.

Form 20-F for the Year Ended December 31, 2008

Item 5. Operating and Financial. Review and Prospects

Operating Results by Airport, page 81

1.
Refer to your response to our prior comment number 3.  Although the results of the Cancun airport contribute to a majority of your consolidated results, the aggregate results of your other operations are material to total consolidated results.  In this regard, it appears to us that the relative results between your respective segments or meaningful grouping thereof presented are consistently disproportionate.  For example, net operating income as a proportion of total revenues in 2008, 2007 and 2006 for Cancun was 14.6%, 31.7% and 47.9%, respectively, whereas such proportion for Merida and Villahermosa on a combined basis was 9.4%, 21.6% and 13.1%, respectively.  We believe a discussion and analysis at the appropriate level of detail in regard to the significant factors that cause disproportionality between individual segments or meaningful grouping thereof and for comparative periods on such basis would be useful to investors in understanding the relative contribution of your operating components to consolidated results.  In connection with this, it appears to us that a discussion in regard to why net operating income of “other” exceeds total revenues for 2007 and 2008 as presented on page 81 would be meaningful to investors.  Please expand your disclosure accordingly.

Southeast Airport Group
January 15, 2010

We will expand our disclosure in our next annual report filed on Form 20-F to further explain differences in revenues and operating margins between our reportable segments.  In particular, the table that appears on page 81 of the 20-F is a condensed version of our segment disclosures as it appears in the Note 17 to our financial statements.  Consequently, the "Other" category does not represent a segment per se, but rather is a grouping of the segments "Servicios", "Other" plus consolidating adjustments as they appear in Note 17.  Therefore, as a result of such grouping, net operating income of the “Other” category exceeded revenues for 2007 and 2008 because the “Other” category includes revenues and expenses for only the entities Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz airports, our two service companies and our holding company and the consolidation adjustment for intercompany transactions for all airports (i.e. the foregoing entities as well as the entities that form the Cancun segment, the Merida airport and the Veracruz airport).  As a result, the consolidation adjustment results in a reversal of operating costs, which in turn results in higher income than revenues for this segment. In future filings, we intend to modify this table as set forth in Annex A hereto.

2.
Refer to your response to our prior comment number 5.  We understand that cash may be transferred between your entities in support of operations and commitments of each.  However, it is not clear why such transfers of cash impact the results of the affected entities and would not solely affect intercompany due to/from accounts between and cash balances within each.  It appears to us that each entity’s results of operations should be presented based on the revenues and expenses incurred by each, and that the results for each entity presented on a basis other than this would not be representative of their own operations or meaningful and useful to investors.  For example, it is not clear why the results of airport A that include expenses incurred by airport B transferred from airport B to airport A would be representative of, or meaningful and useful to investors in understanding, the operations of airport A.  Please advise.  To help us better understand the effect of your intercompany arrangement on your entities, on a supplemental basis please:  1) provide us a copy of the intercompany agreement referred to in your response accompanied by any explanations necessary to aid our understanding of the agreement; 2) provide us a schedule for each entity presented in Note 17 “Segment Information” of your 2008 Form 20-F that shows for each of 2008, 2007 and 2006 amounts transferred to and from other entities within your consolidated group, summarized by nature or category of the amounts transferred, including whether recorded as an expense or revenue, and where reported in the financial information presented in Note 17 for each entity; 3) explain to us the basis upon which amounts transferred were determined and why amounts transferred were considered reasonable and appropriate for the recipient entity; 4) tell us how often transfers are made; and 5) provide us with sample journal entries that show how transfers (both transfers in, and transfers out) are recorded.

Southeast Airport Group
January 15, 2010

Under Mexican GAAP, reporting of segment information is presented on a “management view” basis, meaning that both the determination of which operations constitute an operating segment, as well as the form in which segment results are presented, are based upon the financial data gathered and used by the chief decision maker in his analysis of the Company’s business. Our internal reports that are produced for this purpose are prepared after giving effect to transfers under intercompany agreements, which our management believes is useful in analyzing our results of operation in light of the highly-regulated nature of our business.

Under the intercompany agreements referred to in our Response, our holding company, Grupo Aeroportuario del Sureste S.A.B. de C.V., or GAS, and our administrative services companies provide certain services and guarantees to the airport operating subsidiaries (some of which include payments by GAS to the operating subsidiaries), in exchange for which the airport operating subsidiaries make payments to GAS and the service companies.  These services and guarantees are primarily regulatory in nature, and include guaranteeing the ongoing viability of the concession, negotiating regulated tariffs and interfacing with regulators, as well as leasing of commercial real estate and employee costs.  We believe that the costs of these services and guarantees are real costs that should be charged to individual airports, and, as a result, the results of these airports should be presented after giving effect to these costs.  Therefore, we believe that presenting segment results before giving effect to intercompany transactions would be misleading to investors, as it would reflect the total revenues for each segment without reflecting the total costs.

In an effort to be responsive to the Staff’s request, we propose to disclose in our annual reports filed on Form 20-F a table showing the aggregate effects of intercompany agreements on segment results on an annual basis.  This table would follow the presentation of segment results, and would be accompanied by a brief narrative describing the nature of the intercompany agreements and how they impact the results of the individual segments.   We include an example of such a table below for the 2007 and 2008 fiscal years as Annex A to this letter.

We believe that this disclosure will provide investors with the necessary additional data to determine the effect of transactions agreements on net income on a segment-by-segment basis.

Operating Expenses and Operating Income, pages 83 and 86

3.
Refer to your response to our prior comment number 10.  Although the operating costs of Cancun airport contribute to a majority of your consolidated operating results, the aggregate operating costs of your other operations are material to total consolidated operating costs.  Also, since the relative proportion of results of operations vary between your segments or a combination, of your operational components as referred to in comment 1 above, it is reasonable to assume that relative operating costs are disproportionate as well.  Accordingly, we believe a discussion and analysis at the appropriate level of detail about material variances in operating expenses, including per workload unit, on a comparative basis at the segment level or meaningful grouping thereof would help investors better understand the relative contribution of your operating components to your consolidated results.  Please expand your disclosure accordingly.

Southeast Airport Group
January 15, 2010

We will expand our disclosure in our next annual report filed on Form 20-F to further explain differences in operating expenses, including on a per-workload unit basis, between our segments.

Note 18. Differences between Mexican Financial Reporting Standards and US GAAP, page

F-39

Note (A) Airport concessions, rights to use airport facilities and environmental liabilities, page F-42

4.
Refer to your response to our prior comment number 36.  Given that the amounts between Mexican GAAP and US GAAP differ materially, please present the five year amortization and depreciation amounts on a US GAAP basis.

We will present five-year amortization and depreciation amounts on a US GAAP basis in the financial statements included in our next annual report filed on Form 20-F.

Note (F) Deferred Employees’ Statutory Profit Sharing (“PTU”), page F-44

5.
Refer to your response to our prior comment number 37.  Given that the computation of the PTU appears to be associated with tax requirements, the information contained in the response that clarifies the presentation of the PTU appears to be useful to investors’ understanding of the financial information presented for US GAAP purposes.  Please revise your disclosure accordingly.

We will include the information contained in comment number 37 of our Response with respect to PTU in the financial statements attached included in our next annual report filed on Form 20-F.

Note (G) Deferred income taxes, page F-45

6.
Refer to your response to our prior comment number 40.  The content of the response appears to be useful to investors’ understanding of the financial information presented for US GAAP relative to Mexican GAAP.  Please revise your disclosure accordingly.

We will include the information contained in comment number 40 of our Response with respect to deferred income taxes in the financial statements included in our next annual report filed on Form 20-F.

Note (K) Supplemental Cash Flow Information, page F-48

7.
Refer to your response to our prior comment number 41.  We believe that the payment of the tax on dividends should be presented within net cash flows of operating activities as an offset to the corresponding cash inflow presented therein for the associated amount of tax on dividends recorded in net income.  Despite that the tax may be computed on a financing activity, payment of the tax is for the purpose of complying with taxing authorities, with the associated accrued tax presented as a component of net income and adjustment in arriving at net cash flows of operating activities.  Since your net cash flows of operating activities benefit from the adjustment for the tax on dividends accrued, it appears appropriate that your net cash flows of operating activities should also reflect the associated payment of such taxes.  Moreover, payments to governments for taxes are an operating activity for US GAAP purposes pursuant to ASC 230-10-45-17.c.  Please revise your presentation accordingly for US GAAP purposes.

Southeast Airport Group
January 15, 2010

We will present the payment of the tax on dividends within net cash slows of operating activities in the financial statements included in our next annual report filed on Form 20-F.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

[signature page follows]

Southeast Airport Group
January 15, 2010

Sincerely,

/s/ Adolfo Castro Rivas Lic. Adolfo Castro de Rivas Chief Financial Officer

cc:	Doug Jones
Securities and Exchange Commission

Jorge U. Juantorena
Cleary Gottlieb Steen & Hamilton LLP

Faustino Montero
PriceWaterhouseCoopers

Southeast Airport Group
January 15, 2010

ANNEX A

	Year Ended December 31,
	2007(1)		2008(2)
	Airport Operating Results	Per Workload Unit	Airport Operating Results	Per Workload Unit
	(millions of pesos)	(pesos)	(millions of pesos)	(pesos)
Cancún(3):
Revenues:
Aeronautical services	1,370.4	119.1	1,551.8	120.9
Non-aeronautical services	737.7	64.1	898.1	70.0
Total revenues	2,108.1	183.2	2,449.9	190.9
Net operating income	667.3	58.0	356.2	27.8
Mérida:
Revenues:
Aeronautical services	124.5	88.3	127.6	89.0
Non-aeronautical services	47.6	33.8	51.0	35.6
Other(4)	0.0	0.0	1.8	1.3
Total revenues	172.1	122.1	180.4	125.9
Net operating income	22.8	16.2	2.5	1.7
Villahermosa:
Revenues:
Aeronautical Services	91.0	103.0	106.5	106.9
Non Aeronautical Services	27.5	31.1	33.4	33.5
Other(4)	12.5	14.1	0.0	0.0
Total revenues	131.0	148.3	139.9	140.4
Net operating income	42.7	48.3	27.6	27.7
Other Airports: (5)
Revenues:
Aeronautical Services	305.1	106.9	316.0	107.2
Non Aeronautical Services	82.0	28.7	89.6	30.4
Other(4)	155.0	54.3	14.9	5.1
Total revenues	542.1	189.9	420.5	142.6
Net operating (loss) income	166.1	58.2	(11.3)	(3.8)
Holding & Service Companies: (6)
Revenues:
Other(4)	664.1	n/a	1,560.2	n/a
Total revenues	664.1	n/a	1,560.2	n/a
Net operating income	267.3	n/a	1,008.7	n/a

Consolidation Adjustment(7)	(831.5)	n/a	(1,582.2)	n/a

Total:
Revenues:
Aeronautical services	1,891.0	113.5	2,101.9	115.4
Non-aeronautical services	894.9	53.7	1,066.8	58.6
Total revenues	2,785.9	167.3	3,168.7	174.0
Net operating income	1,166.2	70.0	1,383.7	76.0
___________

(1)	Constant pesos as of December 31, 2007.
(2)	Nominal pesos.
(3)	Reflects the results of operations of our Cancun airport and two Cancun airport services subsidiaries on a consolidated basis.
(4)	Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.
(5)	Reflects the results of operations of our airports located in Veracruz, Minatitlán, Oaxaca, Huatulco, Tapachula and Cozumel.
(6)
Reflects the results of operations of our parent holding company and our services subsidiaries.  Because none of these entities hold the concessions for our airports, we do not report workload unit data for these entities.

(7)	Reflects elimination of intercompany transactions from revenues.

Southeast Airport Group
January 15, 2010

We and our subsidiaries have entered into intercompany agreements that affect the revenues, operating costs and income at our individual subsidiaries but not on a consolidated basis.  Under the intercompany agreements, our holding company Grupo Aeroportuario del Sureste S.A.B. de C.V., or GAS, and our administrative services companies provide certain services and guarantees to the airport operating subsidiaries (which may include payments to certain of our airport operating subsidiaries), in exchange for which the airport operating subsidiaries make payments to GAS and the service companies.  These services and guarantees are primarily regulatory in nature, and include guaranteeing the ongoing viability of the concession, negotiating regulated tariffs and interfacing with regulators, as well as leasing of commercial real estate, trademark license royalties, marketing services and employee costs.  The costs of these services and guarantees are actual costs that are charged to individual airports, and as a result, the results of these airports are presented above after giving effect to these costs.  The following table shows the net effect of these intercompany agreements on the revenues and net operating income of our airport subsidiaries.

	Year Ended December 31,
	2007(1)	2008(2)
	Net Effect of Intercompany Agreements
	(millions of pesos)
Cancún(3)
Revenues:
Other Revenue	0.0	0.0
Net operating income	(478.5)	(1,148.3)
Mérida
Revenues:
Other Revenue	0.0	1.8
Net operating income	(25.9)	(61.5)
Villahermosa
Revenues:
Other Revenue	12.2	0.0
Net operating income	6.9	(35.2)
Other Airports(4)
Revenues:
Other Revenue	155.0	14.9
Net operating income	107.1	(116.3)
Holding and Service Companies(5)
Revenues:
Other Revenue	555.6	1,381.4
Net operating income	390.4	1,361.3
(1)	Constant pesos as of December 31, 2007.
(2)	Nominal pesos.
(3)	Reflects the results of operations of our Cancun airport and two Cancun airport services subsidiaries on a consolidated basis.
(4)	Reflects the results of operations of our airports located in Veracruz, Minatitlán, Oaxaca, Huatulco, Tapachula and Cozumel.
(5)	Reflects the results of operations of our parent holding company and our services subsidiaries.